

Company Overview

Q2 2015 SUPPLEMENTAL



Timber Ridge at Talus
Issaquah, WA

Table of Contents

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2014.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Unless otherwise noted, all amounts are unaudited and are as of or for the year to date period ended June 30th.

Q2 2015

Overview

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth rate
- Strong, growing dividend with low payout ratio

187 Properties* | 31 Partners | 31 States



Senior Housing (107)
Skilled Nursing (71)
Hospital (4)
Medical Office (2)

* As of August 5, 2015

Partners[1]


Small, 3%
NHC, 18%
Brookdale, 3%
LTC, 2%
CHS, 2%
Holiday, 16%
Fundamental, 3%
SLC, 15%
Bickford, 12%
Legend, 6%
HSM, 3%
Other, 17%

Regional - 53%
National Private Chain - 19%
Public - 25%
Small - 3%

Assets[1]


REIT Dividends & Other, 4%
Skilled Nursing, 33%
Hospital & MOB, 4%
Entrance-Fee, 18%
Independent Living, 17%
Assisted Living, 20%
Senior Living Campus, 4%

Sr. Hsng. Need-Driven - 24%	Senior Housing - 59%
Sr. Hsng. Discretionary - 35%	
Medical - 37%	

[1] based on annualized cash revenue for contracts in place at June 30, 2015

Summary Information

(dollar and share amounts in thousands)

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
			Quarter Ended / As Of		
Balance Sheet Data					
Gross cost of real estate assets	$ 1,984,078	$ 1,993,118	$ 1,988,849	$ 1,493,140	$ 1,482,650
Total assets	2,012,820	2,019,716	1,982,960	1,488,168	1,483,127
Total liabilities	966,313	973,275	933,027	707,148	702,745
Total noncontrolling interests	9,824	9,902	10,008	9,897	10,355
Total stockholder's equity attributable to NHI	1,036,683	1,036,539	1,039,925	771,123	770,027
Operating Data					
Total revenue	$ 56,313	$ 55,751	$ 45,734	$ 44,478	$ 44,160
Rental revenue - GAAP	52,670	52,495	42,944	41,669	41,353
Straight-line rents	6,219	6,089	3,771	4,203	4,295
Rental revenue - Cash	46,451	46,406	39,173	37,466	37,058
Adjusted EBITDA	53,525	51,693	44,543	42,195	42,440
Interest expense	9,287	8,412	5,652	7,005	6,829
General & administrative expense	2,514	3,845	2,158	2,164	1,850
Funds from operations per diluted common share	1.17	1.13	1.08	1.05	1.05
Normalized FFO per diluted common share	1.15	1.13	1.06	1.05	1.05
Normalized AFFO per diluted common share	1.01	.99	.94	.94	.94
Normalized FAD per diluted common share	1.02	1.03	.95	.95	.95
Regular dividends declared per common share	.85	.85	.77	.77	.77
Capitalization					
Common shares outstanding at end of each period	37,566	37,566	37,486	33,058	33,055
Market value of equity at end of each period	$ 2,340,362	$ 2,667,577	$ 2,622,520	$ 1,888,934	$ 2,067,921
Total debt	893,032	899,420	862,726	640,963	638,019
Net debt	889,739	895,230	859,439	637,404	630,862
Total market capitalization, including net debt	3,230,101	3,562,807	3,481,959	2,526,338	2,698,783
Ratios					
Interest coverage ratio	5.8x	6.7x	5.9x	6.0x	6.2x
Fixed charge coverage ratio[1]	6.2x	6.5x	6.3x	6.5x	6.6x
Net debt to adjusted EBITDA *(annualized)*	4.2x	4.3x	4.8x	3.8x	3.7x
Dividend payout ratio for normalized FFO	73.9%	75.2%	72.6%	73.3%	73.3%
Dividend payout ratio for normalized AFFO	84.2%	85.9%	81.9%	81.9%	81.9%
Dividend payout ratio for normalized FAD	83.3%	82.5%	81.1%	81.1%	81.1%
Net debt as a percentage of market capitalization	27.5%	25.1%	24.7%	25.2%	23.4%
Secured debt as a percentage of net debt	14.0%	13.8%	5.3%	18.4%	12.1%
Portfolio Statistics					
Number of properties	187	184	183	174	173
RIDEA average occupancy	85.8%	85.4%	84.0%	83.5%	80.8%
RIDEA EBITDARM	$ 6,903	$ 6,810	$ 6,787	$ 5,995	$ 6,006

[1]YTD 2015 6.3x

Brightwater
Myrtle Beach, SC



Performance

Normalized FFO / Share (CAGR) **NHI vs Peer Avg**



Peer Average Source: Wells Fargo Securities; based on mid-point of 2015 guidance and reported normalized FFO

Dividends



10-Year Total Return

NHI
325%

MSCI US REIT Index
96%

S&P 500 TR Index
114%



Dividends / Share (CAGR) **NHI vs Peer Avg**



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

Investments

We invest in *relationships*,
not just properties.®

- Focused on growing with our 31 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*



*average age of properties acquired since 2009 is **14 years**; total portfolio average age is **22 years***

Population Projection



[1] U.S. Census Bureau, National Population Projections

[2] U.S. Census, Americans with Disabilities, Household Economic Studies, July 2012; American Academy of Neurology, February 2013; National Center for Health Statistics Long-Term Care Services in the U.S. - 2014 Overview

Asset Class	Investment Type	Units	Location	Yield	Total	Funded	Remaining
Recent Investment							
Senior Housing	Lease	413	IN, NC, TN	7.00%	$ 66,900,000	$ (66,900,000)	$ -
Senior Housing	RIDEA	92	OH	8.00%	$ 21,000,000	$ (21,000,000)	$ -
Entrance-Fee Community	Senior Note	220	WA	6.75%	$ 60,000,000	$ (28,000,000)	$ 32,000,000
Development Activity							
Senior Housing	Construction Loan	273	NC, SC, WA	8.02%	$ 109,500,000	$ (26,148,000)	$ 83,352,000
Senior Housing	Construction	408	CA, GA, IL, IN, VA	9.00%	$ 64,322,000	(11,517,000)	$ 52,805,000
Senior Housing	Renovation	n/a	CA, KS, LA, MD, WA	7.72%	$ 7,936,000	(5,449,000)	$ 2,487,000
Hospital	Renovation	n/a	KY	9.00%	$ 8,000,000	(7,461,000)	$ 539,000
Skilled Nursing	Renovation	n/a	OR	8.75%	$ 2,201,000	(1,943,000)	$ 258,000

Investments

We understand senior housing,
because *we've done it*.

- Transactions tailored to customer needs balanced with stringent underwriting
- Flexible approach to deal structure and transaction size

Investment Structure[1]



REIT Dividends, 2%
Notes, 7%
RIDEA, 11%
Lease, 80%

[1] based on annualized cash revenue for contracts in place at June 30, 2015



**Northwoods Lodge
Silverdale, WA**

Financial

Normalized FFO *(per diluted share)*



Normalized AFFO *(per diluted share)*



Adjusted EBITDA *(millions, **annualized)*



* mid-point of guidance range



TrustPoint Hospital
Murfreesboro, TN

Capital Structure

A disciplined approach to *value creation*.

- Low leverage Balance Sheet

- Staggered long-term debt maturities

- Target 60/40 Equity/Debt Funding Mix

Debt

	Amount	Rate[1]	% of Total	Maturity[1]
Secured Debt				
Fixed Rate				
HUD Mortgage Loans	$ 46,984	4.04%	5.2%	21 years
Fannie Mae Mortgage Loans	78,084	3.79%	8.7%	10 years
Total Secured Debt	125,068	3.88%	13.9%	
Unsecured Debt				
Fixed Rate				
Term Loans	$ 475,000	4.00%	52.7%	7 years
Convertible Senior Notes	200,000	3.25%	22.0%	6 years
Variable Rate				
Revolving Credit Facility	101,000	1.69%	11.2%	4 years
Total Unsecured Debt	776,000			
Subtotal	901,068	3.56%	100.00%	
Note Discounts	(8,036)			
Total Debt	$ 893,032			

[1] weighted average

Total Debt



Fixed Charge Coverage



Net Debt to Adjusted EBITDA *(annualized)*



Industry Partners

	NHC NATIONAL HEALTHCARE CORPORATION	HOLIDAY RETIREMENT	SENIOR LIVING COMMUNITIES	Bickford	LEGEND HEALTHCARE
Ownership	Public	Private National	Private	Private	Private
Market Focus	SNF / SHO	SHO	SHO	SHO	SNF
5-Yr Investment	$37.4m	$492.9m	$491.0m	$362.1m	$124.3m
% of Revenue[1]	18.1%	16.4%	15.4%	11.9%	6.1%

	HSM HEALTH SERVICES MANAGEMENT INC.	LCS	SLM Senior Living Management CORPORATION	BROOKDALE SENIOR LIVING SOLUTIONS	FUNDAMENTAL
Ownership	NFP	Private National	Private	Public	Private National
Market Focus	SNF	SHO	SHO	SHO	SNF
5-Yr Investment	$67m	$48.5m	$16.3m	$53.5m	$27.8m
% of Revenue[1]	3.4%	3.3%	2.8%	2.5%	2.1%

[1] based on annualized cash revenue for contracts in place at June 30, 2015

Stabilized Lease Portfolio
EBITDARM Coverage*



(#) indicates number of properties; excludes development & lease-up properties

* based on trailing twelve months; full portfolio coverage **2.18x**; SHO excludes the SLC lease portfolio; SLC's T12 & T3 coverage as of Q2 '15 was 1.23x and 1.57x, respectively;
SNF includes NHC coverage of 4.26x & 3.91x for Q1 '14 & Q1 '15, respectively;
T12 coverage for the Holiday and Bickford lease portfolios as of Q2 '15 was 1.22x and 1.42x, respectively

[1] SHO includes coverage of 1.35x and 1.37x for Q1 '14 & Q1 '15, respectively, for need driven properties and 1.24x and 1.23x for Q1 '14 & Q1 '15, respectively, for discretionary properties



The Bedford
Vancouver, WA

NHI
NATIONAL HEALTH INVESTORS

RIDEA Relationship



Bickford Senior Living manages and operates 49 Independent Living, Assisted Living, and Memory Care branches throughout the country and has experience in constructing over 150 of these types of communities for various owners. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 34 Bickford communities while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA, we continue to foresee organic growth potential from improving operations, but our agreements with Bickford also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our equity share of RIDEA operating income to become a more visible component of our comprehensive income.



State	Count
Iowa	9
Illinois	7
Indiana	6
Michigan	4
Nebraska	3
Kansas	2
Ohio	2
Virginia	1

NHI Annual Revenue from Bickford *(millions, *annualized)*









RIDEA Operating Performance

Property Level Metrics

Quarter over Quarter

	Total		Same Store		Focus Properties			Purchase Option Properties[4]	
	Q2 2015	Q2 2014	Q2 2015	Q2 2014	Q2 2015	Q2 2014		Q2 2015	Q2 2014
Number of properties	31	29	25	25	6	4		6	6
Number of units	1,514	1,355	1,068	1,068	446	287		342	342
Average unit occupancy	85.8%	80.8%	88.1%	86.6%	80.2%	59.4%		91.1%	90.6%
Average monthly RPU[1]	$ 4,796	$ 4,821	$ 4,878	$ 4,801	$ 4,578	$ 4,928		$ 5,553	$ 5,198
Operating revenue	$ 18,685	$ 15,839	$ 13,771	$ 13,318	$ 4,913	$ 2,522		$ 5,190	$ 4,832
Less: operating expenses	11,782	9,834	8,379	7,747	3,403	2,087		3,050	2,781
EBITDARM	$ 6,903	$ 6,006	$ 5,392	$ 5,571	$ 1,510	$ 435		$ 2,140	$ 2,052

Sequential Quarter

	Total		Same Store		Focus Properties			Purchase Option Properties[4]	
	Q2 2015	Q1 2015	Q2 2015	Q1 2015	Q2 2015	Q1 2015		Q2 2015	Q1 2015
Number of properties	31	31	25	25	6	6		6	6
Number of units	1,514	1,514	1,068	1,068	446	446		342	342
Average unit occupancy	85.8%	85.4%	88.1%	89.7%	80.2%	75.3%		91.1%	94.3%
Average monthly RPU[1]	$ 4,796	$ 4,758	$ 4,878	$ 4,856	$ 4,578	$ 4,481		$ 5,553	$ 5,440
Operating revenue	$ 18,685	$ 18,467	$ 13,771	$ 13,952	$ 4,913	$ 4,515		$ 5,190	$ 5,261
Less: operating expenses	11,782	11,657	8,379	8,284	3,403	3,372		3,050	3,120
EBITDARM	$ 6,903	$ 6,810	$ 5,392	$ 5,668	$ 1,510	$ 1,143		$ 2,140	$ 2,141

Trailing 12 Months as of June 30,

	Total		Same Store		Focus Properties[3]			Purchase Option Properties[4]	
	2015	2014	2015	2014	2015	2014		2015	2014
Number of properties	27	27	25	25	2	2		6	6
Number of units	1,239	1,239	1,068	1,068	171	171		342	342
Average unit occupancy	87.6%	85.1%	89.1%	87.5%	78.3%	70.4%		94.2%	87.5%
Average monthly RPU[1]	$ 4,811	$ 4,765	$ 4,834	$ 4,760	$ 4,649	$ 4,805		$ 5,379	$ 5,176
Operating revenue	$ 62,678	$ 60,299	$ 55,205	$ 53,356	$ 7,472	$ 6,942		$ 20,794	$ 18,586
Less: operating expenses	38,915	36,804[2]	33,037	31,015[2]	5,879	5,789[2]		12,206	10,829
EBITDARM	$ 23,763	$ 23,495	$ 22,169	$ 22,341	$ 1,593	$ 1,153		$ 8,587	$ 7,757

[1] revenue per occupied unit
[2] includes one-time favorable worker's compensation adjustment of $466k (Total), $391k (Same Store) and $75k (Focus Properties)
[3] excludes three new facilities opened during 2013 and 2014 and 1 recently acquired facility
[4] 6 properties available to NHI under a $97m purchase option

Leadership



J. Justin Hutchens
President & CEO



Kristin S. Gaines
Chief Credit Officer



Eric Mendelsohn
EVP, Corporate Finance



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
EVP, Investments



Mandi Hogan
National Director, Marketing



Colleen Sullivan
Director of Investor Relations



Ron Reel
Controller

Analyst Coverage

Juan Sanabria	Bank of America Merril Lynch
John Kim	BMO Capital Markets
John Roberts	J.J.B. Hilliard W.L. Lyons
Peter Martin	JMP Securities
Jordan Sadler	Key Banc Capital Markets
Rich Anderson	Mizuho Securities
Dan Bernstein	Stifel, Nicolaus & Company
Todd Stender	Wells Fargo Securities



NHI
LISTED
NYSE®

Investor Relations

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
615.890.9100
csullivan@nhireit.com
www.nhireit.com

Balance Sheets

(in thousands, except per share amounts)

		June 30, 2015		December 31, 2014
		(unaudited)		
Assets:				
Real estate properties:				
Land	$	130,340	$	127,566
Buildings and improvements		1,843,519		1,854,855
Construction in progress		10,219		6,428
		1,984,078		1,988,849
Less accumulated depreciation		(233,202)		(212,300)
Real estate properties, net		1,750,876		1,776,549
Mortgage and other notes receivable, net		99,681		63,630
Investment in preferred stock, at cost		38,132		38,132
Cash and cash equivalents		3,293		3,287
Marketable securities		14,664		15,503
Straight-line rent receivable		47,462		35,154
Equity-method investment and other assets		50,245		50,705
Assets held for sale, net		8,467		-
Total Assets	$	2,012,820	$	1,982,960
Liabilities and Stockholders' Equity				
Debt	$	893,032	$	862,726
Accounts payable and accrued expenses		14,432		15,718
Dividends payable		31,931		28,864
Lease deposit liabilities		21,275		21,648
Real estate purchase liabilities		3,000		3,000
Deferred income		2,643		1,071
Total Liabilities		966,313		933,027
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
37,566,221 and 37,485,902 shares issues and outstanding respectively		376		375
Capital in excess of par value		1,035,318		1,033,896
Cumulative dividends in excess of net income		(3,566)		(569)
Accumulated other comprehensive income		4,555		6,223
Total National Health Investors Stockholders' Equity		1,036,683		1,039,925
Noncontrolling interest		9,824		10,008
Total Equity		1,046,507		1,049,933
Total Liabilities and Equity	$	2,012,820	$	1,982,960



Cascades Verdae
Greenville, SC

Statements of Income

(in thousands, except share and per share amounts)

Quarter to Date as of June 30,	2015	2014
Revenues:		
Rental income	$ 52,670	$ 41,353
Interest income from mortgage and other notes	2,521	1,748
Investment income and other	1,122	1,059
	56,313	44,160
Expenses:		
Depreciation	13,004	9,540
Interest, including amortization of debt discount and issuance costs	9,287	6,829
Legal	75	10
Franchise, excise and other taxes	104	406
General and administrative	2,514	1,850
Loan Recovery	(491)	-
	24,493	18,635
Income before equity-method investee and nontrolling interest	31,820	25,525
Income (loss) from equity-method investee	(283)	52
Net income	31,537	25,577
Less: net income attributable to noncontrolling interest	(355)	(283)
Net income attributable to common stockholders	$ 31,182	$ 25,294
Weighted average common shares outstanding:		
Basic	37,566,221	33,052,750
Diluted	37,607,117	33,087,283
Earnings per common share:		
Net income attributable to common stockholders - basic	$ .83	$ .77
Net income attributable to common stockholders - diluted	$ .83	$ .76



**Timber Ridge at Talus
Issaquah, WA**

NHI
NATIONAL HEALTH INVESTORS

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter to Date as of June 30,		2015		2014
Net income attributable to common stockholders	$	31,182	$	25,294
Elimination of certain non-cash items in net income:				
Depreciation in continuing operations		13,004		9,540
Depreciation related to noncontrolling interest		(278)		(247)
Funds from operations		**43,908**		**34,587**
Recovery of previous write-down		(491)		–
Normalized FFO		**43,417**		**34,587**
Straight-line lease revenue, net		(6,220)		(4,295)
Straight-line lease revenue, net, related to noncontrolling interest		15		17
Amortization of original issue discount		274		263
Amortization of debt issuance costs		586		476
Amortization of debt issuance costs related to nontrolling interest		(9)		(1)
Normalized AFFO		**38,063**		**31,047**
Non-cash share-based compensation		233		223
Normalized FAD	$	**38,296**	$	**31,270**
BASIC				
Weighted average common shares outstanding		37,566,221		33,052,750
FFO per common share	$	1.17	$	1.05
Normalized FFO per common share	$	1.16	$	1.05
Normalized AFFO per common share	$	1.01	$	.94
Normalized FAD per common share	$	1.02	$	.95
DILUTED				
Weighted average common shares outstanding		37,607,117		33,087,283
FFO per common share	$	1.17	$	1.05
Normalized FFO per common share	$	1.15	$	1.05
Normalized AFFO per common share	$	1.01	$	.94
Normalized FAD per common share	$	1.02	$	.95
Payout ratios:				
Regular dividends per common share	$	.85	$	.77
Normalized FFO payout ratio per diluted common share		73.9%		73.3%
Normalized AFFO payout ratio per diluted common share		84.2%		81.9%
Normalized FAD payout ratio per diluted common share		83.3%		81.1%



**Osprey Village
Amelia Island, FL**

NHI
NATIONAL HEALTH INVESTORS

Portfolio Information

	Properties	Units / Sq. Ft.	YTD Billed Rent	YTD Straight-Line	YTD Revenue
Leases					
Senior Housing - Need Driven					
Assisted Living	63	3,024	$ 19,634	$ 1,272	$ 20,906
Senior Living Campus	7	1,001	4,109	392	4,501
Total Senior Housing - Need Driven	70	4,025	23,743	1,664	25,406
Senior Housing - Discretionary					
Independent Living	28	3,114	17,343	5,233	22,576
Entrance-Fee Communities	7	1,587	15,212	4,133	19,345
Total Senior Housing - Discretionary	35	4,701	32,555	9,366	41,921
Total Senior Housing	105	8,726	56,298	11,030	67,327
Medical Facilities					
Skilled Nursing	64	8,370	32,468	1,039	33,507
Hospitals	3	181	3,587	243	3,830
Medical Office Buildings	2	88,517*	504	(4)	500
Total Medical Facilities	69		36,559	1,278	37,837
Total Leases	174		$ 92,857	$ 12,308	$ 105,165
Mortgages and Other Notes Receivable					
Senior Housing - Need Driven	2	310			$ 408
Senior Housing - Discretionary	1	400			1,126
Medical Facilities	6	664			1,269
Other Notes Receivable	-	-			1,839
Total Mortgages	9	1,374			$ 4,642

Lease Maturities

(annualized cash rent; $ in thousands)



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
SHO
SNF
Other
% of annualized cash rent with tenant purchase option
2015 0.4%
2016 3.4%
2017
2018 4.5%
2019
2020 3.0%
2021
2022 1.7%
2023
2024
2025 1.9%
2026
Thereafter 0.2%

# of properties:	1	4	7	2	-	6	2	4	2	8	5	13	87


Lakes at Litchfield
Pawley's Island, SC

NHI NATIONAL HEALTH INVESTORS

Definitions

Annualized Revenues

The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EDITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR

The acronym *CAGR* refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.



TrustPoint Hospital
Murfreesboro, TN

Definitions *(continued)*

Facility Types

SHO - Senior housing   HOSP - Hospital
MOB - Medical office building   SNF -Skilled nursing facility

Fixed Charges

The term *Fixed Charges* refers to interest expense and debt principal.

Peer Average

The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.   LTC Properties, Inc.   Sabra Health Care REIT, Inc.
HCP, Inc.   Health Care REIT, Inc.

Stabilized Lease

A newly acquired triple-net lease property is generally considered stabilized upon lease-up (typically when senior-care residents occupy at least 80% of the total number of certified units). Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY

The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Mistywood
Rosewood, CA

1275